AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 7, 2016

SECURITIES ACT FILE NO. 333-207712

INVESTMENT COMPANY ACT FILE NO. 811-23107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.	☒ Post-Effective Amendment No. 1

Legg Mason Funds Trust

(Exact Name of Registrant as Specified in Charter)

620 Eighth Avenue

New York, New York 10018

(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

(888) 777-0102

(Area Code and Telephone Number)

Jane E. Trust

Legg Mason & Co., LLC

100 International Drive

Baltimore, MD 21202

(Name and Address of Agent for Services)

with copies to:

Sarah E. Cogan, Esq.	Robert I. Frenkel, Esq.
Simpson Thacher & Bartlett LLP	Legg Mason & Co., LLC
425 Lexington Avenue	100 First Stamford Place
New York, New York 10017	Stamford, Connecticut 06902

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

No filing fee is required because an indefinite number of common shares of beneficial interest of Legg Mason Funds Trust are registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended.

EXPLANATORY NOTE

The Proxy Statement/Prospectus and Statement of Additional Information, each in the form filed on April 4, 2016 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (File Nos. 333-207712 and 811-23107), are incorporated herein by reference.

This amendment is being filed in order to file, as Exhibit 12 to this Registration Statement, the opinion of Simpson Thacher & Bartlett LLP supporting tax matters and consequences to stockholders discussed in the Proxy Statement/Prospectus.

PART C

OTHER INFORMATION

Item 15.	Indemnification

The Registrant has entered into an Indemnification Agreement with each trustee whereby the Registrant has agreed to indemnify each trustee against expenses and costs actually and reasonably incurred by such director in connection with any claims, suits or proceedings; provided that no indemnification shall be provided to the extent that the director engaged in conduct for which indemnification may not lawfully be provided to the such director.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

To the maximum extent permitted by Maryland statutory or decisional law, as amended or interpreted, no current or former director or officer of the Registrant shall have any liability to the Registrant or its stockholders for money damages. This limitation on liability applies to events occurring at the time a person serves as a director or officer of the Registrant whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

The Registrant shall indemnify and advance expenses to its currently acting and its former trustees to the fullest extent that indemnification of directors is permitted by Maryland statutory or decisional law. The Registrant shall indemnify and advance expenses to its officers to the same extent as its directors and may do so to such further extent as is consistent with law. The Board of Directors may by By-Law, resolution or agreement make further provision for indemnification of directors, officers, employees and agents to the fullest extent permitted by the Maryland statutory or decisional law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such By-Laws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. This indemnification applies to events occurring at the time a person serves as a director or officer of the Registrant whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

Article IX of the Registrant’s Declaration of Trust addresses the limitation of liability and indemnification of the Registrant’s Trustees, officers and others. Section 9.2(a) of the Declaration of Trust provides that no current or former Trustee, officer, or employee of the Registrant will be subject to any personal liability whatsoever to any person (including without limitation any shareholder), other than to the Registrant or any series, in connection with the affairs of the Registrant. Further, Section 9.2(b) of the Declaration of Trust provides that, subject to applicable federal law, no current or former Trustee or officer of the Registrant will be liable to the Registrant or to any shareholder for money damages except:

•	to the extent that it is proved that the person actually received an improper benefit or profit in money, property, or services, or

•	to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

Section 9.5 of the Declaration of Trust states requires that, subject to certain exceptions and limitation expressed in the Declaration of Trust, each current and former Trustee, officer, or employee of the Registrant, including persons who serve at the request of the Registrant as directors, trustees, officers, employees, agents or independent contractors of another organization in which the Registrant has an interest as a shareholder, creditor or otherwise (each, a “Covered Person”), shall be indemnified by the Registrant to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim in which he becomes involved as a party or otherwise by virtue of his being (or having served) in such position and against amounts paid or incurred by him in settlement thereof. Section 9.5 of the Declaration of Trust further provides that no indemnification shall be provided to the that extent such indemnification is prohibited by applicable federal law. The Declaration of Trust also sets forth provisions outlining presumptions that may be made relating to a person’s standard of conduct and when expenses may be advanced.

In addition, to the foregoing, the Registrant has entered into an Indemnification Agreement with each of its Trustees that provides for indemnification consistent with the principles described above. These Indemnification Agreements set forth certain procedural aspects with respect to indemnification, including the advancement of expenses, and presumptions relating to the determination of whether the standard of conduct required for indemnification has been met, as well as remedies for the indemnity in the event that, among other things, determinations as to entitlement to indemnification, advancement of expenses and indemnity payments are not made in accordance with the procedures specified therein.

The Trustees and officers of the Registrant and the personnel of the Registrant’s manager are insured under an errors and omissions liability insurance policy. The Registrant and its officers are also insured under the fidelity bond required by Rule 17g-1 under the Investment Company Act of 1940, as amended.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is prohibited as against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Under the Distribution Agreement, the Registrant agrees to indemnify LMIS, its officers, directors and employees and any person who controls LMIS within the meaning of Section 15 of the 1933 Act, free and harmless from and against any and all claims, demands, liabilities and expenses (including the reasonable cost of investigating or defending such claims, demands or liabilities and any counsel fees incurred in connection therewith) which LMIS, its officers, directors and employees or any such controlling person may incur, under the 1933 Act or under common law or otherwise, arising out of or based upon any alleged untrue statement of a material fact contained in the Registrant’s Registration Statement or arising out of or based upon any alleged omission to state a material fact required to be stated or necessary to make the Registration Statement not misleading, provided that in no event shall anything contained in the Distribution Agreement be construed so as to protect LMIS or such other parties against any liability to the Registrant or its shareholders to which LMIS or such other parties would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of their duties, or by reason of reckless disregard of their obligations and duties under the Distribution Agreement.

The Registrant’s Management Agreements and Subadvisory Agreements generally provide that the manager or subadviser, as applicable, assumes no responsibility under the Agreements other than to render the services called for under the Agreements in good faith. The Management Agreements and Subadvisory Agreements generally further provide that the manager or the subadviser, as applicable, shall not be liable for any error of judgment or mistake of law, or for any loss arising out of any investment or for any act or omission in the execution of securities transactions for the fund, provided that nothing in the Agreements protect the manager or the subadviser, as applicable, against any liability to a fund to which the manager or subadviser, as applicable, would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the Agreements. With respect to Permal Alternative Select Fund, the manager and subadvisers have agreed to cross-indemnification for certain acts or omissions except for gross negligence and other exceptions.

Item 16.	Exhibits

Exhibit No.	Exhibit

1(a)	Certificate of Trust(1)

1(b)	Declaration of Trust(2)

2	By-Laws(2)

3	Not applicable

4	Form of Agreement and Plan of Merger is included in Part A of the Registration Statement on Form N-14

5	Instruments defining rights of security holders are contained in the Declaration of Trust and By-Laws, which are incorporated by reference to Exhibits 1(b) and 2 of Item 16 of Part C herewith.

6(a)	Management Agreement with Legg Mason Partners Fund Advisor, LLC(2)

6(b)	Subadvisory Agreement between Legg Mason Partners Fund Advisor, LLC (“LMPFA”) and ClearBridge Investments, LLC (“ClearBridge”)(2)

6(c)	Subadvisory Agreement between LMPFA and Western Asset Management Company (“Western Asset”)(2)

7	Not applicable.

8	Not applicable

9(a)	Custodian Services Agreement with State Street Bank and Trust Company (“State Street”)(2)

9(b)	Fund Accounting Services Agreement with State Street(2)

10(a)	Form of Distribution Agreement with Legg Mason Investor Services, LLC (“LMIS”)(3)

10(b)	Form of Dealer Agreement(3)

11	Opinion and Consent of Foley & Lardner LLP as to the legality of the securities being registered(2)

12	Opinion of Simpson Thacher & Bartlett LLP supporting tax matters and consequences to stockholders discussed in the Proxy Statement/Prospectus*

13	Transfer Agency and Services Agreement with BNY Mellon Investment Servicing (US) Inc.(2)

14(a)	Consent of Independent Registered Public Accounting Firm with respect to LMP Real Estate Income Fund Inc.(4)

14(b)	Consent of Independent Registered Public Accounting Firm with respect to ClearBridge Real Estate Opportunities Fund(4)

15	Not applicable.

16	Power of Attorney(1)

17(a)	Form of Proxy Card(2)

17(b)	Code of Ethics of Legg Mason & Co., LLC (adopted by LMPFA and LMIS)(2)

17(c)	Code of Ethics of ClearBridge(2)

17(d)	Code of Ethics of Western Asset(2)

17(e)	Subscription Agreement(2)

17(f)	Shareholder Services and Distribution Plan relating to Class A, B, C, FI, R, I and O shares(2)

17(g)	Rule 18f-3(d) Multiple Class Plan pursuant to Rule 18f-3(2)

*	Filed herewith.
(1)	Filed on October 30, 2015 with Registrant’s Registration Statement on Form N-14 (File No. 333-207712) and incorporated herein by reference.
(2)	Filed on January 8, 2016 with Registrant’s Registration Statement on Form N-14 (File No. 333-207712) and incorporated herein by reference.
(3)	Filed on March 25, 2016 with Registrant’s Registration Statement on Form N-14 (File No. 333-207712) and incorporated herein by reference.
(4)	Filed on March 31, 2016 with the Registrant’s Registration Statement on Form N-14 (File No. 333-207712) and incorporated herein by reference.

Item 17.	Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act 17 CFR 230.145c, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned registrant agrees to file a post-effective amendment to this registration statement including a signed opinion of Simpson Thacher & Bartlett LLP supporting tax matters and consequences to stockholders discussed in the Proxy Statement/Prospectus.

SIGNATURES

As required by the Securities Act of 1933, as amended, this amendment to the registration statement has been signed on behalf of the Registrant, in the City of Baltimore and State of Maryland, on the 7th day of July, 2016.

LEGG MASON FUNDS TRUST

By:	/s/ Jane E. Trust
Jane E. Trust
Chairman, Chief Executive Officer and President

As required by the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jane E. Trust	Chairman, Chief Executive Officer, President and Trustee (Principal Executive Officer)	July 7, 2016
Jane E. Trust

/s/ Richard F. Sennett	Principal Financial Officer	July 7, 2016
Richard F. Sennett

/s/ Robert D. Agdern*	Trustee	July 7, 2016
Robert D. Agdern

/s/ Carol L. Colman*	Trustee	July 7, 2016
Carol L. Colman

/s/ Daniel P. Cronin*	Trustee	July 7, 2016
Daniel P. Cronin

/s/ Paolo M. Cucchi*	Trustee	July 7, 2016
Paolo M. Cucchi

/s/ Leslie H. Gelb*	Trustee	July 7, 2016
Leslie H. Gelb

/s/ William R. Hutchinson*	Trustee	July 7, 2016
William R. Hutchinson

/s/ Eileen Kamerick*	Trustee	July 7, 2016
Eileen Kamerick

/s/ Dr. Riordan Roett*	Trustee	July 7, 2016
Dr. Riordan Roett

*By:	/s/ Jane E. Trust
Jane E. Trust,
Attorney-in-Fact, July 7, 2016

The original powers of attorney authorizing Jane E. Trust to execute this Registration Statement, and any amendments thereto, for each a trustee of the Registrant on whose behalf this Registration Statement is filed have been executed and incorporated by reference herein as Exhibit 16.

INDEX TO EXHIBITS

Index No.	Description of Exhibit

12	Opinion of Simpson Thacher & Bartlett LLP supporting tax matters and consequences to stockholders discussed in the Proxy Statement/Prospectus